Via EDGAR Submission

June 26, 2025

Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Jeffrey Lewis
Shannon Menjivar
Stacie Gorman
Pam Long

Re: Globa Terra Acquisition Corp
Amendment No. 2 to Registration Statement on Form S-1
Filed June 17, 2025
File No. 333-286585

Dear Jeffrey Lewis, Shannon Menjivar, Stacie Gorman and Pam Long:

On behalf of Globa Terra Acquisition Corporation, a Cayman Islands exempted company (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated June 25, 2025, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on June 17, 2025. For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 3 to the Registration Statement on Form S-1 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the Staff’s comment and certain updated information.

Amendment No. 2 to Registration Statement on Form S-1
Founders Shares, page 30

1.
Please have New York counsel revise its opinion to remove inappropriate assumptions. In this regard, for example, we note on page 2, paragraph 1, clauses (v), (ix), (xi), (xv), (xiii) and (xiv) are overly broad or assume material or ascertainable facts underlying the opinion. Please also revise assumptions in clauses (xiii) and (xiv) to clarify, if true, that counsel is relying on the Maples Opinion to the extent that these assumptions relate to the company’s actions and obligations. For guidance, please refer to Section II.B.3. of Staff Legal Bulletin No. 19. Finally, we note the statement that counsel is relying on the Maples Opinion to assume that the offering is being conducted in accordance with all applicable Cayman Islands rules and regulations; however, this opinion is not included in the Maples Opinion filed as Exhibit 5.2. Please revise to reconcile.

Response:
The Company respectfully acknowledges the Staff’s comment and has filed a revised Exhibit 5.1 with the Amended Registration Statement in response to the Staff’s comment.

2.
Please request Cayman counsel to revise its opinion in Exhibit 5.2 to remove the assumption in paragraph 2.10 of Part 2, as it is not appropriate for counsel to assume material or ascertainable facts underlying the opinion. For guidance, please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

Response:
The Company respectfully acknowledges the Staff’s comment and has filed a revised Exhibit 5.2 with the Amended Registration Statement in response to the Staff’s comment.

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If you have any questions regarding this submission, please contact Gil Savir at 212-318-6080.

Thank you for your time and attention.

Sincerely,
/s/ Gil Savir
Gil Savir
of PAUL HASTINGS LLP